SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Massey Energy Company
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                                (Name of Issuer)

                     Common Stock, par value $0.625 per share
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                         (Title of Class of Securities)

                                    576206106
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 27, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      576206106              SCHEDULE 13D/A         PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                5,791,700 (see Item 5)

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     5,791,700 (see Item 5)

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                5,791,700 (see Item 5)

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.5% (see Item 5)
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      576206106              SCHEDULE 13D/A       PAGE 3 OF 5 PAGES
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The Schedule 13D (the "Schedule 13D") filed on September 15, 2005 by JANA
Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.625 par value, of Massey Energy Company (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D. The principal executive office of the Issuer is located at 4 North 4th Street, Richmond, Virginia 23219.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date of this filing, the Reporting Person may be deemed the beneficial owner of (i) 4,832,800 Shares outright and (ii) 958,900 Shares issuable upon the exercise of call options (the "Options"). The exercise prices of the Options are listed in Schedule A. The aggregate purchase price of the 4,832,800 Shares owned beneficially by the Reporting Person is $225,932,054. Such Shares were acquired with investment funds in accounts under management.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 76,864,617 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.

         As of the close of business on October 27, 2005, the Reporting Person may be deemed to beneficially own 5,791,700 Shares, as described in section (b) below, constituting approximately 7.5% of the Shares outstanding.

         (b) As of the date of this filing, the Reporting Person may be deemed the beneficial owner of (i) 4,832,800 Shares outright and (ii) 958,900 Shares issuable upon the exercise of the Options. The aggregate purchase price of the 4,832,800 Shares owned beneficially by the Reporting Person is $225,932,054. The exercise prices of the Options are listed in Schedule A. The Reporting Person has sole voting and dispositive powers over the 5,791,700 Shares reported herein, which powers are exercised by the Principals.

         (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed on Schedule A hereto were effected in open market purchases on the NYSE through various brokerage entities. The Options were also purchased on the open market.

         (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

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CUSIP NO.      576206106             SCHEDULE 13D/A           PAGE 4 OF 5 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2005


                                           JANA PARTNERS LLC


                                           By: /s/ Barry Rosenstein
                                               ---------------------------
                                               Name: Barry Rosenstein
                                               Title:  Managing Partner


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name: Gary Claar
                                               Title:  Managing Director

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CUSIP NO.      576206106             SCHEDULE 13D/A           PAGE 5 OF 5 PAGES
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                                   SCHEDULE A
   TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS


    Date of Transaction      Shares Purchased (Sold)       Price per Share ($)
    -------------------      -----------------------       -------------------

          9/7/2005                    275,400                    48.9336

          9/7/2005                     82,712                    48.9630

          9/7/2005                     22,950                    48.9350

          9/7/2005                     91,800                    48.8850

          9/7/2005                    211,140                    48.9593

          9/7/2005                     24,600                    48.9336

          9/7/2005                      7,388                    48.9630

          9/7/2005                      2,050                    48.9350

          9/7/2005                      8,200                    48.8850

          9/7/2005                     18,860                    48.9593

          9/8/2005                    183,600                    49.7127

          9/8/2005                     91,800                    49.6125

          9/8/2005                     16,400                    49.7127

          9/8/2005                      8,200                    49.6125

         9/12/2005                    (12,400)                  (50.2770)

         9/14/2005              Options to purchase        55.0000 (exercise
                                   170,000 Shares          price of options)

        10/13/2005              Options to purchase        45.0000 (exercise
                                   25,000 Shares           price of options)

        10/18/2005              Options to purchase        45.0000 (exercise
                                  260,500,Shares           prices of options)

        10/18/2005              Options to purchase        45.0000 (exercise
                                  23,300 Shares            prices of options)

        10/19/2005              Options to purchase        45.0000 (exercise
                                  198,500 Shares           prices of options)

        10/19/2005              Options to purchase        45.0000 (exercise
                                   17,700 Shares           prices of options)

        10/27/2005              Options to purchase        45.0000 (exercise
                                  263,900 Shares           prices of options)